UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                  (Amendment No.       9     )*


                       WATTS INDUSTRIES, INC.
                        (Name of Issuer)

         Class A Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           942749 10 2
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Timothy P. Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only



4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           145,636
  Shares
Beneficially   6.   Shared Voting Power
Owned by            10,363,906
    Each
Reporting      7.   Sole Dispositive Power
   Person           2,896,856
    With
               8.   Shared Dispositive Power
                    4,849,080

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,509,542

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     Excludes 157,740 shares held by Mr. Horne's wife as trustee or custodian for Mr. Horne's minor daughter.

11.  Percent of Class Represented by Amount in Row 9

     35.4%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Frederic B. Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only



4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           755,501
  Shares
Beneficially   6.   Shared Voting Power
Owned by            10,243,906
    Each
Reporting      7.   Sole Dispositive Power
   Person           2,110,667
    With
               8.   Shared Dispositive Power
                    1,308,440

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,999,407

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     _______________________________________________

11.  Percent of Class Represented by Amount in Row 9

     37.1%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     George B. Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only

     _______________________________________________

4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           None
  Shares
Beneficially   6.   Shared Voting Power
Owned by            120,000
    Each
Reporting      7.   Sole Dispositive Power
   Person           None
    With
               8.   Shared Dispositive Power
                    2,200,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,200,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     _______________________________________________

11.  Percent of Class Represented by Amount in Row 9

     7.4%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Daniel W. Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only



4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           None
  Shares
Beneficially   6.   Shared Voting Power
Owned by            None
    Each
Reporting      7.   Sole Dispositive Power
   Person           None
    With
               8.   Shared Dispositive Power
                    1,335,840

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,335,840

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     ___________________________________

11.  Percent of Class Represented by Amount in Row 9

     4.5%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Deborah Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only



4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           None
  Shares
Beneficially   6.   Shared Voting Power
Owned by            None
    Each
Reporting      7.   Sole Dispositive Power
   Person           None
    With
               8.   Shared Dispositive Power
                    1,335,840

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,335,840

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     _______________________________________________

11.  Percent of Class Represented by Amount in Row 9

     4.5%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Peter W. Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only

     _______________________________________________

4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           50,000
  Shares
Beneficially   6.   Shared Voting Power
Owned by            None
    Each
Reporting      7.   Sole Dispositive Power
   Person           50,000
    With
               8.   Shared Dispositive Power
                    1,285,840

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,335,840

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     ________________________________________________

11.  Percent of Class Represented by Amount in Row 9

     4.5%

12.  Type of Reporting Person

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. identification no. of above person

     Judith Rae Horne

2.   Check the Appropriate Box if a Member of a Group  (a)   X
                                                       (b)
3.   SEC Use Only

     ________________________________________________

4.   Citizenship or Place of Organization

     United States

               5.   Sole Voting Power
Number of           157,740
  Shares
Beneficially   6.   Shared Voting Power
Owned by            None
    Each
Reporting      7.   Sole Dispositive Power
   Person           157,740
    With
               8.   Shared Dispositive Power
                    50,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     207,740

10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

     _______________________________________________

11.  Percent of Class Represented by Amount in Row 9

     0.7%

12.  Type of Reporting Person

     IN

                    STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

             Watts Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

             815 Chestnut Street
             North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

             Timothy P. Horne
             Frederic B. Horne
             George B. Horne
             Daniel W. Horne
             Deborah Horne
             Peter W. Horne
             Judith Rae Horne

Item 2(b).  Address of Principal Business Office
             or, if none, Residence.

             Watts Industries, Inc.
             815 Chestnut Street
             North Andover, MA  01845

Item 2(c).  Citizenship.

             United States

Item 2(d).  Title of Class of Securities.

             Class A Common Stock, par value $.10 per share

____________________

     * Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

Item 2(e).  CUSIP Number.

             942749 10 2


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

       (a)              Broker or Dealer registered under
              ___       Section 15 of the Act.

       (b)              Bank as defined in Section 3(a)(6)
              ___       of the Act.

       (c)              Insurance Company as defined in
              ___       Section 3(a)(19) of the Act.

       (d)              Investment Company registered under
              ___       Section 8 of the Investment Company
                        Act.

       (e)              Investment Adviser registered under
              ___       Section 203 of the Investment
                        Advisers Act of 1940.

       (f)              Employee Benefit Plan, Pension Fund
              ___       which is subject to the
                        provisions of the Employee Retirement
                        Income Security Act of 1974 or Endowment
                        Fund.

       (g)              Parent Holding Company, in
              ___       accordance with Rule 13d-
                        1(b)(ii)(G).

       (h)              Group, in accordance with Rule
              ___       13d-1(b)(1)(ii)(H).


       Not Applicable.



Item 4.  Ownership.

       Timothy P. Horne

       (a)    Amount Beneficially Owned:

       Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 10,509,542 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

       Includes (i) 2,823,962 shares, of which 72,742 shares are Class A Common Stock, beneficially owned by Mr. Horne,
       (ii) 1,355,166 shares beneficially owned by Frederic B. Horne, Mr. Horne's brother, (iii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iv) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (v)1,285,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Frederic B. Horne serves as sole trustee, (vi) 2,124,600 shares held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vii) 50,000 shares owned by Tara V. Horne, Mr. Horne's daughter, (viii) 50,000 shares held by Judith Rae Horne, Mr. Horne's wife, as trustee for Mr. Horne's minor daughter,Tiffany Rae Horne (ix) 22,600, 22,600 and 30,200 shares held for the benefit of Kristina M. Horne (Frederic
       B. Horne's daughter), Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Frederic
       B. Horne and George B. Horne, Mr. Horne and George B. Horne, and Mr. Horne and George B. Horne serve as co-trustees, respectively, and (x) 72,894 shares of Class A Common Stock issuable upon the exercise of stock options. The 2,751,220 shares of Class B Common Stock noted in clause (i), the shares noted in clauses (ii) through (v), and 2,004,600 of the shares noted in clause (vi) and the shares noted in clauses (vii) through (ix) (10,243,906 shares in the aggregate) are held in a voting trust for which Mr. Horne serves as co-trustee. (See Exhibit 4 for a description of the voting trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except 72,742 of the 2,823,962 shares noted in clause
       (i) and all of the shares noted in clause (x).




       Mr Horne's wife, Judith Rae Horne, beneficially owns
       157,740 shares as trustee or custodian for Mr. Horne's minor daughter. Mr. Horne disclaims beneficial ownership of these shares.

       (b)    Percent of Class:

              35.4% (See Exhibit 1)

       (c)    Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote
                                  145,636

                 (ii)   shared power to vote or to direct the vote
                                  10,363,906

                (iii)   sole power to dispose or to direct the
                        disposition of
                                  2,896,856

                (iv)    shared power to dispose or to direct the
                        disposition of
                                  4,849,080


Item 4.  Ownership.

       Frederic B. Horne

       (a)    Amount Beneficially Owned:

       Frederic B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 10,999,407 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

       Includes (i) 2,074,945 shares, of which 58,622 are shares of Class A Common Stock, beneficially owned by Mr. Horne,
       (ii) 2,751,220 shares beneficially owned by Timothy P. Horne, Mr. Horne's brother, (iii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Timothy P. Horne serves as sole trustee, (iv)1,335,840 shares beneficially owned by a trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (v) 1,285,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (vi) 2,004,600 shares beneficially owned by a revocable trust for the benefit of George B. Horne, Mr. Horne's father, for which George B. Horne and Timothy P. Horne serve as co-trustees, (vii) 50,000 shares owned by Tara V. Horne, Timothy P. Horne's daughter, (viii) 50,000 shares held by Judith Rae Horne, Timothy P. Horne's wife, as trustee for Timothy P. Horne's minor daughter, Tiffany Rae Horne (ix) 22,600, 22,600 and 30,200 shares held for the benefit of Kristina M. Horne (Frederic B. Horne's daughter), Tiffany Rae Horne (Timothy P. Horne's daughter) and Tara V. Horne (Timothy P. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne and George B. Horne, Timothy P. and George B. Horne, and Timothy P. and George B. Horne serve as co-trustees, respectively and (x) 35,722 shares of Class A Common Stock issuable upon the exercise of stock options. A total of 1,355,166 of the 2,074,945 shares of Class B Common Stock noted in clause (i) and all shares noted in clauses
       (ii) through (ix) above (10,243,906 shares in the aggregate) are held in a voting trust for which Mr. Horne serves as a co-trustee. (See Exhibit 4 for a description of the voting trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except 58,622 of the 2,074,945 shares noted in clause (i) and all of the shares noted in clause (x).

       (b)    Percent of Class.

              37.1% (See Exhibit 1)

       (c)    Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote
                                  755,501

                 (ii)   shared power to vote or to direct the
                        vote
                                  10,243,906

                (iii)   sole power to dispose or to direct the
                        disposition of
                                  2,110,667

                (iv)    shared power to dispose or to direct the
                        disposition of
                                  1,308,440




Item 4.  Ownership.

       George B. Horne

       (a)    Amount Beneficially Owned:

       George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 2,200,000 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for-share basis.

       Mr. Horne's beneficial ownership consists of (i) 2,124,600 shares held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees, (ii) 22,600 shares held for the benefit of Kristina M. Horne, Frederic B. Horne's daughter, under an irrevocable trust for which Mr. Horne and Frederic B. Horne serve as co-trustees, (iii) 22,600 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under an irrevocable trust for which Mr. Horne and Timothy P. Horne serve as co-trustees and (iv) 30,200 shares held for the benefit of Tara V. Horne, Timothy P. Horne's daughter, under an irrevocable trust for which Mr. Horne and Timothy
       P. Horne serve as co-trustees.  A
       total of 2,004,600 of such shares in (i) and all shares noted in clauses (ii) through (iv) are subject to a voting trust for which Timothy P. Horne and Frederic B. Horne serve as co-trustees. (See Exhibit 4 for a description of the voting trust).

       (b)    Percent of Class:

               7.4% (See Exhibit 1)

       (c)    Number of shares to which such person has:

                  (i)   sole power to vote or to direct the vote
                                     -0-

                 (ii)   shared power to vote or to direct the
                        vote
                                  120,000


                (iii)   sole power to dispose or to direct the
                        disposition of
                                      -0-

                (iv)    shared power to dispose or to direct the
                        disposition of
                                  2,200,000


Item 5.  Ownership of Five Percent or Less of a Class.

       Not Applicable


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Timothy P. Horne

       Frederic B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,355,166 shares which he holds individually. Frederic B. Horne also has the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,285,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust. Frederic B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 22,600 shares held for the benefit of Kristina M. Horne under an irrevocable trust for which Frederic B. Horne and George B. Horne serve as co-trustees.

       George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held for the benefit of George B. Horne under a revocable trust for which Timothy
       P. Horne and George B. Horne serve as co-trustees.  George
       B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 22,600 shares, 22,600 shares, and 30,200 shares held for the benefit of Kristina M. Horne, Tiffany Rae Horne, and Tara V. Horne, respectively, under irrevocable trusts for which Frederic B. Horne and George B. Horne, Timothy P. Horne and George B. Horne, and Timothy P. Horne and George B. Horne serve as co-trustees, respectively.

       Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy
       P. Horne serves as sole trustee.

       Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Deborah Horne under a trust for which Timothy
       P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

       Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,285,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.

       Tara V. Horne, Timothy P. Horne's daughter, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 50,000 shares which she holds individually. Judith Rae Horne, Timothy P. Horne's wife, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 50,000 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under a trust for which Judith Rae Horne serves as sole trustee.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Frederic B. Horne

       Timothy P. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,751,220 shares which he holds individually. Timothy P. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 22,600 shares and 30,200 shares held for the benefit of Tiffany Rae Horne and Tara V. Horne, respectively, under irrevocable trusts for which Timothy
       P. Horne and George B. Horne serve as co-trustees.

       Tara V. Horne, Timothy P. Horne's daughter, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 50,000 shares which she holds individually. Judith Rae Horne, Timothy P. Horne's wife, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 50,000 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under a trust for which Judith Rae Horne serves as sole trustee.

       George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,004,600 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.
       George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 22,600 shares, 22,600 shares, and 30,200 shares held for the benefit of Kristina M. Horne, Tiffany Rae Horne, and Tara V. Horne, respectively, under irrevocable trusts for which Frederic B. Horne and George B. Horne, Timothy P. Horne and George B. Horne, and
       Timothy P. Horne and George B. Horne serve as co-trustees, respectively.

       Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of,1,335,840 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy
       P. Horne serves as sole trustee.

       Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Deborah Horne under a trust for which Timothy
       P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

       Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,285,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic
       B. Horne serves as sole trustee.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       George B. Horne

       Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held in such trust. Timothy P. Horne shares the power, as co-trustee with George B. Horne, of irrevocable trusts for the benefit of Tiffany Rae Horne and Tara V. Horne and subject to the limitations of such trusts, to direct the receipt of dividends from, or the proceeds from the sale of, 52,800 shares held in such trusts.

       Frederic B. Horne shares the power, as co-trustee with George B. Horne, of an irrevocable trust for the benefit of Kristina M. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 22,600 shares held in such trust.


       George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 22,600 shares, 22,600 shares, and 30,200 shares held for the benefit of Kristina M. Horne, Tiffany Rae Horne, and Tara V. Horne, respectively, under irrevocable trusts for which Frederic B. Horne and George
       B. Horne, Timothy P. Horne and George B. Horne, and Timothy P. Horne and George B. Horne serve as co-trustees, respectively.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Daniel W. Horne

       Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust.

Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Deborah Horne

       Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust. The trustee's consent is required to revoke such trust.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Peter W. Horne

       Frederic B. Horne has the power, as sole trustee of a revocable trust for the benefit of Peter W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of,1,285,840 shares held in such trust.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

       Judith Rae Horne

       Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

       Not Applicable


Item 8.  Identification and Classification
         of members of the Group.

       A group has filed this Schedule 13G pursuant to Rule 13d-
       1(c). See Exhibit 3 for the identity of each member of the group.

       Frederic B. Horne, individually, is subject to the requirements of Rule 13d-1(a) and files Schedule 13D thereunder in addition to filing this Schedule 13G as a member of the group named herein.


Item 9.  Notice of Dissolution of Group.

       Not Applicable


Item 10.  Certification.

       Not Applicable



                           SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1996
                                  /s/Timothy P.Horne__________
                                  TIMOTHY P. HORNE


                                  /s/Frederic B. Horne________
                                  FREDERIC B. HORNE


                                  /s/Kenneth J. McAvoy________
                                  *GEORGE B. HORNE


                                  /s/Kenneth J. McAvoy________
                                  *DANIEL W. HORNE


                                  /s/Kenneth J. McAvoy________
                                  *DEBORAH HORNE


                                  /s/Kenneth J. McAvoy________
                                  *PETER W. HORNE


                                  /s/Kenneth J. McAvoy________
                                  *JUDITH RAE HORNE





*   By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of
    Attorney filed as Exhibit 5 to Amendment No. 5 to this
    Schedule 13G filed with the Securities and Exchange
    Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

                        INDEX OF EXHIBITS


           1.   Voting Percentages

           2.   Stock Restriction Agreement

           3.   Identity of Group Members

           4.   Voting Trust Agreement

           5.   Powers of Attorney
           (Incorporated by reference to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange
           Commission on February 12, 1992)




                            EXHIBIT 1


    Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage. The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole:

              Timothy P. Horne  --     78.6%
              Frederic B. Horne --     82.7%
              George B. Horne   --      0.9%
              Judith Rae Horne  --      1.2%
              Group             --     84.9%


                            EXHIBIT 2


    All shares owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel
W. Horne, Deborah Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

    The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

    This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated
October 31, 1991.





                            EXHIBIT 3


Item 8 Continued.

    The members of the group are:

                        Timothy P. Horne
                        Frederic B. Horne
                        George B. Horne
                        Daniel W. Horne
                        Deborah Horne
                        Peter W. Horne
                        Judith Rae Horne


                            EXHIBIT 4


    All shares of Class B Common Stock beneficially owned by Timothy P. Horne, and trusts for the benefit of Daniel W. Horne, Deborah Horne, Peter W. Horne, and certain irrevocable trusts for the benefit of Kristina M. Horne, Frederic B. Horne's daughter, and Tiffany Rae Horne and Tara V. Horne, both daughters of Timothy P. Horne, and certain shares of Class B Common Stock beneficially owned by Frederic B. Horne, Tara V. Horne, and a cerain trust for the benefit of Tiffany Rae Horne and a trust for the benefit of George B. Horne (10,243,906 shares in the aggregate), are subject to the terms of the Horne Family Voting Trust - 1991 (the "Voting Trust"). Under the terms of the Voting Trust, the two trustees (currently Timothy P. Horne and
Frederic B. Horne) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

    Under the terms of the Voting Trust, Timothy P. Horne, Frederic B. Horne and George B. Horne may designate up to two successor trustees, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the Voting Trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

    The Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Class B Common Stock in the Voting Trust or, in certain cases, the holders of voting trust certificates representing such shares. The Voting Trust may be amended by vote of the holders of a majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the Voting Trust during its term without the consent of the trustees.

    This summary is qualified in its entirety by reference to the text of the Voting Trust which is incorporated herein by reference to Exhibit 1 to the Issuer's Current Report on Form 8-K dated October 31, 1991.